Exhibit (a)(3)


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July 18, 2006



TO:          SHAREHOLDERS OF AMERICAN SPECTRUM REALTY, INC.

SUBJECT:     OFFER TO PURCHASE SHARES

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 145,000 Shares of common stock (the "Shares") in AMERICAN SPECTRUM REALTY, INC. (the "Corporation") at a purchase price equal to:

                                $20.50 per Share
                                ----------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in AMERICAN SPECTRUM REALTY, INC. without the usual transaction costs associated with market sales (your broker may charge a fee to tender the Shares, you should check with your broker).

After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) August 18, 2006